

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 6, 2007

Mr. Bradley Rudman
President and Chief Financial Officer
Golden Patriot, Corp.
1979 Marcus Avenue, Suite 210
Lake Success, NY 11042

> **Re:** **Golden Patriot, Corp.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2006**
> **Filed August 11, 2006**
> **Form 10-QSB/A for the Quarterly Period Ended October 31, 2006**
> **Filed December 21, 2006**
> **File No. 000-33065**

Dear Mr. Rudman:

We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2006

Market for Common Equity and Related Stockholder Matters, page 13

Stock Options, page 13

1. Within the discussion of your 2005 Non-Qualified Stock Option Plan on page 14, you explain that on April 13, 2006 one of your consultants exercised 1,000,000 options under this plan; however, as of April 30, 2006 you had not issued the consultant his shares, and subsequent to April 30, 2006 you both mutually agreed

not to exercise the options; therefore, the options expired unexercised. You further explain that you agreed to refund the funds received, which you had not yet done as of the date of filing the annual report. Please tell us how you accounted for this transaction, including the entries recorded, and what, if any, further consideration was conveyed to the consultant in lieu of the unexercised options.

Management's Discussion and Analysis of Financial Condition or Plan of Operation, page 17

Plan of Operations, page 17

2.   In the first paragraph you state "…we anticipate receiving additional funds of $700,000…when our registration statement on Form SB-2 filed with the SEC is declared effective." However, we note on page 16, under the heading *Recent Sale of Unregistered Securities*, you state "On April 13, 2006, we closed an initial $700,000 portion of a $2,000,000 financing…" It is unclear from this disclosure whether or not you actually received the funds referenced as of April 30, 2006. Please revise your disclosures to explain any restrictions placed on you regarding when you may access the funds, and the date when you obtained access to such funds. If you did not have access to such funds as of April 30, 2006, please tell us why you recorded the amount as a financing cash inflow for the year ended April 30, 2006.

Security Ownership of Certain Beneficial Owners and Management, page 25

Changes in Control, page 26

3.   Please revise your disclosure to explain the conversion terms of the $2,000,000 secured convertible note, including the number of shares subject to conversion. Please explain why you have included a discussion of the notes in this section and, to the extent applicable, indicate whether the terms of the notes contain provisions which could result in a change in control.

Exhibits, page 27

Documents Incorporated by Reference, page 27

4.   Please revise your disclosures to update the address of the SEC to be 100 F. Street N.E., Washington, DC, 20549.

Report of Independent Registered Public Accounting Firm

5.   We note that your audit report was signed by an audit firm based in Vancouver, British Columbia, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States, in light of the fact that the majority of your assets are located within, and your corporate offices are located in the United States.   Refer to Article 2 of Regulation S-X and Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" which can be found on the Commission's website at:

http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm

Please tell us whether your management and accounting records are located in the United States or Canada as well as where the majority of the audit work is conducted. We may have further comments.

Consolidated Statements of Cash Flows

6.   For the year ended April 30, 2005 you identified an item not affecting cash as *Mineral property option payments received.* Please tell us what this item represents, and why it is reported as a non-cash transaction within the operating section of the statement of cash flows.

7.   We note that a portion of your Consolidated Statements of Cash Flows is labeled as unaudited. We further note that your audit report does not identify any such unaudited information. Please amend your filing to include Consolidated Statements of Cash Flows that are audited in their entirety.

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies

Equity Securities

8.   Please revise your discussion to provide the applicable disclosures required by paragraphs 19 to 22 of SFAS 115.

Note 7 -Callable Secured Convertible Notes

b) Summary of Callable Secured Convertible Notes

9.   In bullet two you state that you "…recorded derivative liabilities for each of the detachable warrants and embedded beneficial conversion feature based on their fair values determined under the Black-Scholes option pricing formula." It is unclear from your disclosure if you recorded a beneficial conversion feature for the convertible notes in accordance with EITF's 98-5 and 00-27. Please note that if the conversion feature of your notes is an embedded derivative, and does not qualify for the scope exception in paragraph 11 of SFAS 133, it should be classified and accounted for as a derivative under SFAS 133; therefore, such conversion option would not be evaluated under EITF's 98-5 and 00-27 to determine if the notes contain a beneficial conversion feature. If necessary, please revise your financial statements and related disclosures to properly reflect the accounting treatment applied to the conversion option of your convertible notes.

10.   On a related note, given that the warrants issued in conjunction with the convertible notes are subject to adjustment for the effects of dilutive issuances, and the conversion rate of the notes vary based on the market price at the time of conversion, please tell us how you concluded that the Black-Scholes option pricing model provides a reasonable basis on which to value the change in the derivative liabilities from period to period. Please tell us what consideration you gave to using a different valuation model.

Note 12 Non-Cash Transactions

11.   You explain that the transactions included within this discussion were excluded from the statements of cash flows. However, we note that two of the transactions discussed are included within the operating section of the statements of cash flows. As such, please revise your disclosure to more accurately reflect the presentation of the transactions within the statements of cash flows.

12.   Please also revise the disclosure to include all non-cash investing and financing activities. We note per your disclosure in Note 7, that in conjunction with the finder's fee paid in cash, you also issued warrants to purchase up to 1,000,000 shares. Please ensure all non-cash investing and financing activities are included within your disclosure, or tell us why you believe it is not necessary for you to disclose such transactions.

Form 10-QSB/A for the Quarterly Period Ended October 31, 2006

General

13.   Please tell us why you filed an amendment to your Form 10-QSB for the Quarterly Period Ended October 31, 2006. When filing amendments to future filings, please include an explanatory paragraph outlining the reasons you are filing such amendment.

Interim Consolidated Statements of Operations

14.   Please revise your presentation of Basic loss per share. Specifically, we note that for the three and six months ended October 31, 2006, your income (loss) divided by weighted average number of common shares outstanding does not equal the amount reported.

Notes to the Interim Consolidated Financial Statements

15.   Please expand your disclosure to include a discussion of the impact of adopting SFAS 123(R), as required by paragraph 84 of SFAS 123(R).

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief